UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.1)*

China Online Education Group

(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

16954L 105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Shunwei Technology Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 27,954,548(1) See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 27,954,548(1) See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,954,548(1) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.7%. The voting power of the shares beneficially owned represents 1.8%(2) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person CO

(1)

Represents (i) 27,954,540 Class A ordinary shares (represented by 1,863,636 ADSs) and (ii) eight Class B ordinary shares held by Shunwei Technology Limited, a company incorporated under the laws of British Virgin Islands.

(2)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

1	Names of Reporting Persons Shunwei China Internet Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 27,954,548(3) See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 27,954,548(3) See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,954,548(3) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.7%. The voting power of the shares beneficially owned represents 1.8%(4) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person PN

(3)

Represents (i) 27,954,540 Class A ordinary shares (represented by 1,863,636 ADSs) and (ii) eight Class B ordinary shares held by Shunwei Technology Limited, a company incorporated under the laws of British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P.

(4)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

1	Names of Reporting Persons Shunwei Capital Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 27,954,548(5) See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 27,954,548(5) See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,954,548(5) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.7%. The voting power of the shares beneficially owned represents 1.8%(6) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person PN

(5)

Represents (i) 27,954,540 Class A ordinary shares (represented by 1,863,636 ADSs) and (ii) eight Class B ordinary shares held by Shunwei Technology Limited, a company incorporated under the laws of British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P.

(6)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

1	Names of Reporting Persons Shunwei Capital Partners GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 27,954,548(7) See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 27,954,548(7) See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,954,548(7) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.7%. The voting power of the shares beneficially owned represents 1.8%(8) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person CO

(7)

Represents (i) 27,954,540 Class A ordinary shares (represented by 1,863,636 ADSs) and (ii) eight Class B ordinary shares held by Shunwei Technology Limited, a company incorporated under the laws of British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P., whose general partner in turn, is Shunwei Capital Partners GP Limited.

(8)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis

1	Names of Reporting Persons Tuck Lye Koh
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 27,954,548(9) See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 27,954,548(9) See Item 4.
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,954,548(9) See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.7%. The voting power of the shares beneficially owned represents 1.8%(10) of the total outstanding voting power. See Item 4.
12	Type of Reporting Person IN

(9)

Represents (i) (i) 27,954,540 Class A ordinary shares (represented by 1,863,636 ADSs) and (ii) eight Class B ordinary shares held by Shunwei Technology Limited, a company incorporated under the laws of British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P., whose general partner in turn, is Shunwei Capital Partners GP Limited. Shunwei Capital Partners GP Limited is controlled by Mr. Tuck Lye Koh.

(10)

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

Item 1(a).	Name of Issuer: China Online Education Group (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 6th Floor Deshi Building North, Shangdi Street, Haidian District Beijing 100085, People’s Republic of China

Item 2(a).

Name of Person Filing:

i. Shunwei Technology Limited;

ii. Shunwei China Internet Fund, L.P.;

iii. Shunwei Capital Partners GP, L.P.;

iv. Shunwei Capital Partners GP Limited; and

v. Tuck Lye Koh (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office or, if none, Residence:

For Shunwei Technology Limited

Vistra Corporate Services Center,

Wickhams Cay II, Road Town, Tortola, VG 1110,

British Virgin Islands

For Shunwei China Internet Fund, L.P.

Walker House

87 Mary Street

George Town, Grand Cayman KY1-9005

Cayman Islands

For Shunwei Capital Partners GP, L.P.

Walker House

87 Mary Street

George Town, Grand Cayman KY1-9005

Cayman Islands

For Shunwei Capital Partners GP Limited

Walker House

87 Mary Street

George Town, Grand Cayman KY1-9005

Cayman Islands

For Mr. Tuck Lye Koh

32D Watten Rise, Singapore 286651

Item 2(c)

Citizenship:

Shunwei Technology Limited – British Virgin Islands

Shunwei China Internet Fund, L.P. – Cayman Islands

Shunwei Capital Partners GP, L.P. – Cayman Islands

Shunwei Capital Partners GP Limited – Cayman Islands

Tuck Lye Koh – Singapore

Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

Item 2(e).	CUSIP Number: 16954L 105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a: Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares, par value of $0.0001 per share, of the Issuer by each of the Reporting Persons is provided as of December 31, 2020:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:	Percentage of aggregate voting power
Shunwei Technology Limited	27,954,548	8.7%	27,954,548	—	27,954,548	—	1.8%
Shunwei China Internet Fund, L.P.	27,954,548	8.7%	27,954,548	—	27,954,548	—	1.8%
Shunwei Capital Partners GP, L.P.	27,954,548	8.7%	27,954,548	—	27,954,548	—	1.8%
Shunwei Capital Partners GP Limited	27,954,548	8.7%	27,954,548	—	27,954,548	—	1.8%
Tuck Lye Koh	27,954,548	8.7%	27,954,548	—	27,954,548	—	1.8%

As of December 31, 2020, 27,954,540 Class A ordinary shares (represented by 1,863,636 ADSs) and eight Class B ordinary shares were directly held by Shunwei Technology Limited, a company incorporated under the laws of British Virgin Islands. Shunwei Technology Limited is wholly owned by Shunwei China Internet Fund, L.P., whose general partner is Shunwei Capital Partners GP, L.P., whose general partner in turn, is Shunwei Capital Partners GP Limited. Shunwei Capital Partners GP Limited is controlled by Mr. Tuck Lye Koh.

The percentage of the class of securities beneficially owned by each Reporting Person is based on 321,111,159 ordinary shares outstanding as of June 4, 2020, comprising of 183,857,003 Class A ordinary shares and 137,254,156 Class B ordinary shares.

The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certifications: Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

99.1*	Joint Filing Agreement by and among the Reporting Persons as Exhibit 99.1 to the Schedule 13G filed with the U.S. Securities and Exchange Commission on February 1, 2019

*	Previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

[Signature Page to Schedule 13G]

Dated: February 9, 2021

Shunwei Technology Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Shunwei China Internet Fund, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Authorized Representative

Shunwei Capital Partners GP, L.P.	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Authorized Representative

Shunwei Capital Partners GP Limited	By:	/s/ Tuck Lye Koh
	Name:	Tuck Lye Koh
	Title:	Director

Tuck Lye Koh		/s/ Tuck Lye Koh